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                                                                    EXHIBIT 99.4

                                                           [English Translation]
                                                            Corporate Disclosure
                                                               February 13, 2004


                      INCREASE IN NET LOSS OF MORE THAN 30%
           (MORE THAN 15% FOR LARGE-SIZED CORPORATIONS) COMPARED WITH
                               LATEST FISCAL YEAR


                                                                                             (Unit: KRW, %)
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1. Amount of Increase in Net Loss (KRW)                                                      42,195,895,715
 - Rate of Increase in Net Loss (%)                                          34.3                         -
 - Current Year (The 7th Business Year)                                                   - 165,335,856,155
 - Preceding Year (The 6th Business Year)                                                 - 123,139,960,440
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2. Reasons for Increase                                    Write off of obsolete assets and fees incurred
                                                           in connection with foreign equity infusion and
                                                           increases in other operating expenses.
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3. Total Assets at the End of preceding Business Year
   (KRW)                                                                                  3,601,570,278,436
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4. Others                                                  The figures in this table may change depending
                                                           on the result of audit by Hanaro's independent
                                                           auditors.
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